Exhibit 2.6

Filed

March 13, 2012

Secretary of State

Tallahassee Florida

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

WHOLE IN ONE ORGANICS, INC.

(a Florida corporation)

Pursuant to the provisions of Section 607.0704, Florida Statutes, this corporation adopts the following article of amendment to its articles of incorporation:

FIRST: The name of the corporation shall be changed and Article I shall accordingly be Amended to read:

The name of the corporation shall be LIBERTY INTERNATIONAL HOLDING CORPORATION.

SECOND: The date of this amendment's adoption is April 2, 2012.

THIRD: This amendment was adopted by a shareholder action without meeting wherein the number of votes cast in favor of the amendment exceeded the number required for its approval.

Signed this 8th day of March 2012.

Signature: /s/ James P. Lezie
James P. Lezie
CEO/Chairman of the Board